Ropes & Gray LLP

One Metro Center

700 12th Street, N.W., Suite 900

Washington, D.C. 20005-3948

(202) 508-4600

May 6, 2008

VIA EDGAR AND EMAIL

Securities and Exchange Commission

Division of Investment Management

450 Fifth Street, N.W.

Washington, D.C. 20549-0505

Attn: Jim O'Connor, Esq.

Re:	JPMorgan Trust I (Registration No. 333-103022; 811-21295) – Post-Effective Amendment No. 72 to the Registration Statement of JPMorgan Trust I on Form N-1A

Dear Mr. O'Connor:

Reference is made to Post-Effective Amendment No. 72 (the “Amendment”) to the registration statement on Form N-1A of JPMorgan Trust I (the “Trust”). This Amendment was filed on May 5, 2008 pursuant to Rule 485(a)(2) under the Securities Act of 1933, as amended, for the purpose of establishing a new series of the Trust, the JPMorgan Total Return Fund (the “Fund”). In addition to Part C and other ancillary materials, the Amendment includes: (i) the prospectus for Class A and Class C shares of the Fund, (ii) the prospectus for Select Class shares of the Fund, (iii) the prospectus for Class R5 shares of the Fund (each, a “Prospectus” and, collectively, the “Prospectuses”) and (iv) the Statement of Additional Information, both Part I and Part II (together, the “SAI”), of the Trust relating to the Fund. It is anticipated that soon after the filing of this letter, the Trust and its principal underwriter will request accelerated review of the Amendment.

REQUEST FOR SELECTIVE REVIEW

In accordance with the release issued by the Securities and Exchange Commission (the “Commission”) regarding selective review, Revised Procedures For Processing Registration Statements, Post-Effective Amendments and Preliminary Proxy Materials Filed by Registered Investment Companies, Investment Company Act Release No. 13768 (February 15, 1984), we respectfully request, on behalf of the Trust, selective review of the Amendment, as explained in more detail below. Apart from certain sections, references and other information specific to the Fund and as described further below, much of the information in the Prospectus relating to the Class R5 shares of the Fund is substantially identical to that contained in Post-Effective Amendment No. 67 (“Post-Effective Amendment No. 67”) to the Trust’s registration statement filed pursuant to Rule 485(a) on November 28, 2007, much of the information in the

Prospectuses relating to the Class A and Class C shares and Select Class shares of the Fund, as well as the SAI, is substantially identical to that contained in Post-Effective Amendment No. 68 (“Post-Effective Amendment No. 68”) to the Trust’s registration statement filed pursuant to Rule 485(a) on December 27, 2007, and much of the information in Part C of the Amendment is substantially identical to that contained in Post-Effective Amendment No. 71 (“Post-Effective Amendment No. 71”) to the Trust’s registration statement filed pursuant to Rule 485(a) on March 3, 2008, and therefore these sections of the Amendment have already been subject to the review of the staff (the “Staff”) of the Commission.

Prospectuses.

Except as to: (i) the addition of “red herring” language on the cover page of the Prospectuses, (ii) the subsections entitled “What is the goal of the Fund?” through and including “The Fund’s Past Performance,” (iii) the removal of the “Shareholder Fees” table for the Class R5 Prospectus, (iv) the addition of “Estimated Investor” to the title of the “Expenses of Class A and Class C Shares” section, (v) the Annual Operating Expenses table and Example, (vi) the subsections entitled “The Fund’s Investment Adviser” and “The Portfolio Managers,” (vii) the removal of the subsections “Do I pay a redemption fee?” and “Do I pay a redemption fee on an exchange?,” (viii) the “Total Sales Charge for the Fund” table in the “Sales Charges – Class A Shares” subsection of the Class A and Class C shares Prospectus; (ix) the “Distributions and Taxes” section, (x) the “Investment Practices” section, (xi) the “Risk and Reward Elements for the Fund” section, and (xii) certain other non-material revisions, including but not limited to changes related to the Fund’s name, updating dates, and providing figures specific to the Fund, the material disclosure in the Class R5 shares Prospectus has been subject to prior review by the Staff in connection with Post-Effective Amendment No. 67 and the material disclosure in the Class A and Class C and Select Class shares Prospectuses has been subject to prior review by the Staff in connection with Post-Effective Amendment No. 68. Therefore, we respectfully request, on behalf of the Trust, selective review of this disclosure in the Prospectuses.

Statement of Additional Information.

Statement of Additional Information Part I

Except as to (i) the addition of “red herring” language on the cover page, (ii) deletion of the reference to “financial statements” on the cover page, (iii) the addition of the “R5” class to the “Share Classes” section, (iv) the “Fundamental Investment Restrictions” and “Non-Fundamental Investment Restrictions” sections, (v) the removal of “Common Stock” and “Common Stock Warrants and Rights,” the addition of “Commodity-Linked Derivatives,” the removal of “Demand Features,” the revisions to “Emerging Market Securities,” “High Yield/High Risk Securities/Junk Bonds,” and “Loan Assignments and Participations,” the removal of “Master Limited Partnership,” the revisions to “Mortgage-Backed Securities,” the removal of “Initial Public Offerings” and “Securities Lending,” and the addition of “Temporary Defensive Positions” and “Trust Preferreds” subsections in the “Investment Practices” section, (vi) the “Diversification” section, (vii) the addition of the last sentence of the “Portfolio Turnover” section, (viii) the addition of the last sentence to the Trustees – Standing Committees” subsection, (ix) the “Trustees – Ownership of Securities” and “Trustees – Trustee

Compensation” subsections, (x) the addition of the first sentence to the “Investment Adviser” section, (xi) the “Portfolio Managers” section, (xii) the addition of sentences clarifying that the Fund has not yet commenced operations in the “Administrator,” “Distributor,” “Brokerage and Research Services,” “Financial Intermediary,” and “Tax Matters” sections, (xiii) the “Shareholder Servicing” section, (xiv) revisions to the table in the “Financial Intermediary - Finder’s Fee Commissions” sub-section, (xv) the “Share Ownership” section, and (xvi) certain other non-material revisions, including but not limited to changes related to the Fund’s name, updating dates, and providing figures specific to the Fund, the material disclosure in the SAI Part I has been subject to prior review by the Staff in connection with Post-Effective Amendment No. 68. Therefore, we respectfully request, on behalf of the Trust, selective review of this disclosure in the SAI Part I.

Statement of Additional Information Part II

Except as to (i) the “Auction Rate Securities,” “Debt Instruments - High Yield/High Risk Securities/Junk Bonds,” “Foreign Investments (including Foreign Currencies),” “Investment Company Securities and Exchange Traded Funds – Investment Company Securities,” “Loan Assignments and Participations,” “Miscellaneous Investment Strategies and Risks – Borrowings,” “Municipal Securities – Risk Factors in Municipal Securities – Tax Risk,” “Options and Futures Transactions,” “Repurchase Agreements,” “Reverse Repurchase Agreements,” “Credit Default Swaps,” and “When-Issued Securities, Delayed Delivery Securities and Forward Commitments” subsections in the “Investment Strategies and Policies” section, (ii) the “Risk Management” section, (iii) the “Distributions and Tax Matters” section, (iv) the table in the “Trustees” section, (v) the table in the “Officers” section, (vi) the addition of the last sentence to the “Investment Advisers and Sub-Advisers – Highbridge Capital Management, LLC” subsection, (vii) the update of the Custodian’s address in the “Custodian” section, (viii) the addition of “Except as provided in a Fund’s prospectus, and subject” in the fourth paragraph of the “Purchases, Redemptions and Exchanges” section, (ix) the “Net Asset Value” section, and (x) certain other non-material revisions, the material information contained in Part II of the SAI has been subject to prior review by the Staff in connection with Post-Effective Amendment No. 68. Therefore, we respectfully request, on behalf of the Trust, selective review of this disclosure in the SAI Part II.

Part C Materials.

Except as to (i) Item 23, sections (a)(4)(a), (d)(2)(a), (e)(3)(a), (e)(4)(a), (e)(5)(a), (e)(7)(a), (g)(1)(d), (g)(1)(e), (g)(1)(f), (h)(1)(c)(i), (h)(2)(c)(i), (h)(3)(b)(i), (h)(5)(y), (i), (j)(1), (m)(2)(a), and (n)(2), and (ii) the “Exhibit Index” and accompanying exhibits, the material disclosure in Part C has been subject to prior review by the Staff in connection with Post-Effective Amendment No.71. Therefore, we respectfully request, on behalf of the Trust, selective review of this disclosure in the Part C.

Please do not hesitate to call me at (202) 508-4671 or, in my absence, Jessica O'Mary at (212) 596-9032 if you have any questions or if you require additional information.

Very Truly Yours,

/s/ RAJIB CHANDA

Rajib Chanda, Esq.

Enclosures

Cc:	John T. Fitzgerald, Esq.
Jessica K. Ditullio, Esq.